June 10, 2009

Thomas C. Castano, Esquire
Chief Legal Officer
Pruco Life Insurance Company.
213 Washington Street
Newark, NJ 07102-2992

     Re: Pruco Life Variable Universal Account
             Pruco Life of New Jersey Variable Appreciable Account
             Initial Registration Statements on Form N-6
             File Nos. 333-158634 and 333-158637

Dear Mr. Castano:

The staff has reviewed the above-referenced registration statements, which the Commission received on April 20, 2009. We are providing below comments to file numbers 333-158634, but our comments are equally applicable to the New York version of the contract, file number 333-158637. Based on your representation that the New York version is substantially similar to the national version, we did not separately review this filing. Page references are to the courtesy copy of the filing that you provided.

1. <u>Summary of Charges and Expenses (Pages 1-5)</u>
    (a) In the first paragraph of this page, please indicate that the "Definitions of Special Terms… is located at the end of the prospectus.

    (b) In each of the fee tables, please eliminate as many words as possible in the Amount Deducted column. The words describing the basis on which the charge is calculated may be included, to the extent not already stated, in the first column identifying the charge or through a footnote.

    (c) Please include the No Lapse Contract Fund charge referred to on page 35 in the fee table and wherever charges and expenses are described.

2. <u>Transfer Among Investment Options /Access to Contract Value (Pages 8-9)</u>
    Please eliminate subjective qualifiers, such as "proper" before written notice, or a form that "meets our needs." Your specific requirements should be clearly stated. Where possible, the use of a defined term, such as "Good Order" is preferable. These or

similar subjective terms are used throughout the prospectus and should be clarified in each instance.

3. <u>Access to Contract Values (Page 9)</u>
Please define "end of the valuation period." Is that the date the surrender request is received? Please clarify.

4. <u>The Pruco Life Variable Universal Account (Page 14)</u>
Please clarify in the second to last sentence of the second paragraph that you will only transfer to the general account funds equal to capital contributions and earned fees and charges.

Also, please add to the beginning of the fourth paragraph that "[t]he Depositor is obligated to pay all amount promised to Contractowners under the Contracts" as required by Item 4(b)(3).

5. <u>The Fixed Rate Option (Page 23)</u>
Please revise the last sentence to state that inaccurate or misleading "is" rather than may be subject to federal securities laws. Please consider adding disclosure that the fixed rate option is subject to the claims paying ability of the insurance company.

6. <u>Lapse Protection Rider (Page 32)</u>
Please correct the typo in the second sentence of the fifth paragraph.

7. <u>Overload Protection Rider/ Other Optional Riders (Pages 33-34)</u>
Please eliminate subjective clauses such as that, "meets our need," "satisfactory evidence," and "[w]e reserve the right to determine the minimum amount that may be accelerated." The requirements should be clearly spelled out.

8. <u>Available Types of Premium (Pages 35-36)</u>
Please include the definition of "Guideline Premium Test" without reference to the underlying contract.

9. <u>Persistency Credit (Page 46)</u>
Please specify how this credit is calculated, providing examples to aid in understanding.

10. <u>Last page (Page 59)</u>
Please correct the telephone number for the Public Reference Room to 202-551-8090. Please track the language of Item 1(b)(1) with regard to the last paragraph.

11. <u>Exhibits</u> <u>Portfolio Annual Expenses (Page 13)</u>
Please attach the actual agreement, rather than proposed form with independent brokers. Please comply with the requirements of Rule 483(d) in the case of substantially similar agreement with multiple parties.

12.   Financial Statements, Exhibits, and Other Information
       Financial statements, exhibits, and other required disclosure not included in this
       registration statement must be filed in a pre-effective amendment to the
       registration statement.

13.   Tandy Comment
       We urge all persons who are responsible for the accuracy and adequacy of the
       disclosure in the filings reviewed by the staff to be certain that they have
       provided all information investors require for an informed decision. Since the
       fund and its management are in possession of all facts relating to the fund's
       disclosure, they are responsible for the accuracy and adequacy of the disclosures
       they have made.

       Notwithstanding our comments, in the event the fund requests acceleration of the
       effective date of the pending registration statement, it should furnish a letter, at the time
       of such request, acknowledging that

       · should the Commission or the staff, acting pursuant to delegated authority, declare
         the filing effective, it does not foreclose the Commission from taking any action
         with respect to the filing;
       · the action of the Commission or the staff, acting pursuant to delegated authority, in
         declaring the filing effective, does not relieve the fund from its full responsibility
         for the adequacy and accuracy of the disclosure in the filing; and
       · the fund may not assert this action as defense in any proceeding initiated by the
         Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all
       information you provide to the staff of the Division of Investment Management in
       connection with our review of your filing or in response to our comments on your filing.

       We will consider a written request for acceleration of the effective date of the registration
       statement as a confirmation of the fact that those requesting acceleration are aware of
       their respective responsibilities. We will act on the request and, pursuant to delegated
       authority, grant acceleration of the effective date.

       * * * ** ** * * * * * * * * * *

              Responses to these comments should be made in a letter to me filed on Edgar and
       in a pre-effective amendment to the registration statement. If you believe that you do not
       need to change the registration statement in response to a comment, please explain your
       position in the letter.

              Although we have completed our initial review of the registration statement, it will
       be reviewed further after our comments are resolved. Therefore, we reserve the right to
       comment further on the registration statement and any amendments to it. After we have

resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement.

       If you have any questions, please call me at (202) 551-6922. My fax number is (202) 772-9285 and my email address is samuels@sec.gov. Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-4644.

                                   Sincerely,

                                   Sally Samuel
                                   Senior Counsel
                                   Office of Insurance Products